UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

ANADIGICS, INC.

(Name of Subject Company (Issuer))

ALOHA ACQUISITION SUB, INC.

(Name of Filing Person (Offeror))

ALOHA HOLDING COMPANY, INC.

(Name of Filing Person (Parent of Offeror))

GAAS LABS, LLC

(Name of Filing Person (Other Person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

John L. Ocampo

President

GaAs Labs, LLC

Aloha Holding Company, Inc.

Aloha Acquisition Sub, Inc.

28013 Arastradero Road

Los Altos, California 94022

(408) 387-7756

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jason Day

Jeffrey A. Beuche

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

(303) 291-2300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$32,261,090.75	$3,248.70
(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by adding the sum of (A) 88,836,561 outstanding shares of common stock, par value $0.01 per share (“Shares”), of ANADIGICS, Inc. (“Anadigics”), (B) 8,542 Shares subject to issuance pursuant to outstanding options with an exercise price less than the offer price of $0.35 per Share, (C) 3,044,442 Shares subject to issuance pursuant to outstanding time-based restricted stock units, and performance-based restricted stock units earned prior to the end of the offer, and (D) up to 285,000 Shares issuable with respect to the current offering period under Andigics’s Employee Stock Purchase Plan, with such sum multiplied by the offer price of $0.35 per Share. The calculation of the filing fee is based on information provided by Anadigics as of November 20, 2015.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by .0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,248.70	Filing Party: Aloha Acquisition Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 24, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by GaAs Labs, LLC, a California limited liability company (“GaAs Labs”), Aloha Holding Company, Inc., a Delaware corporation (“Aloha”) and wholly-owned subsidiary of GaAs Labs, and Aloha Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Aloha, with the Securities and Exchange Commission on November 24, 2015 (together with any amendments and supplements thereto, the “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ANADIGICS, Inc., a Delaware corporation (“Anadigics”), at a price of $0.35 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 as provided below

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, and Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Anadigics,” are hereby amended and supplemented as follows:

“On January 11, 2016, Anadigics gave written notice to Aloha and Purchaser that it received a proposed offer from the Competing Bidder that increases the proposed offer price to $0.66 per Share, and that the Anadigics Board determined that the proposal constitutes a Superior Offer. Pursuant to the Merger Agreement, Aloha and Purchaser had two business days to negotiate a proposal with Anadigics that would cause the proposed offer from the Competing Bidder to no longer constitute a Superior Offer.

On January 15, 2016, Aloha and Purchaser received notice from Anadigics that Anadigics had determined to enter into a definitive agreement with the Competing Bidder with an offer price of $0.66 per Share, and that, pursuant to Section 8.1(e) of the Merger Agreement, Anadigics had terminated the Merger Agreement and caused the payment of a termination fee of $1.2 million by wire transfer of same day funds into an account designated by Aloha.

In accordance with Section 1.1(g) of the Merger Agreement, Purchaser and Aloha hereby irrevocably and unconditionally terminate the Offer. None of the Shares were purchased in the Offer and as a result of such termination, all of the Shares previously tendered will be promptly returned to the holders thereof, and no consideration will be paid to holders who have tendered their Shares in connection with the Offer.

On January 19, 2016, GaAs Labs issued a press release announcing the termination of the Offer. The full text of the press release is attached as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

Items 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(C)	Press Release of GaAs Labs, LLC, dated January 19, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016

ALOHA ACQUISITION SUB, INC.

By:	/s/ John L. Ocampo
Name:	John L. Ocampo
Title:	President

ALOHA HOLDING COMPANY, INC.

By:	/s/ John L. Ocampo
Name:	John L. Ocampo
Title:	President

GAAS LABS, LLC

By:	/s/ John L. Ocampo
Name:	John L. Ocampo
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 24, 2015.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on November 24, 2015.

(a)(5)(A)**	Press Release of GaAs Labs, LLC, dated December 24, 2015.

(a)(5)(B)***	Press Release of GaAs Labs, LLC, dated January 8, 2016.

(a)(5)(C)	Press Release of GaAs Labs, LLC, dated January 19, 2016.

(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2015, among Aloha, Purchaser and Anadigics (incorporated by reference to Exhibit 2.1 of Anadigics’s Current Report on Form 8-K filed on November 12, 2015 (File No. 000-25662)).

(d)(2)*	Guarantee, dated as of November 11, 2015, by GaAs Labs in favor of Anadigics.

(d)(3)*	Mutual Non-Disclosure and Standstill Agreement, dated as of September 15, 2015, between GaAs Labs and Anadigics.

(d)(4)*	Exclusivity Agreement, dated as of October 20, 2015, between GaAs Labs and Anadigics.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on November 24, 2015.
**	Previously filed with Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the SEC on December 24, 2015.
**	Previously filed with Amendment No. 7 to the Tender Offer Statement on Schedule TO filed with the SEC on January 8, 2016.